SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

April 11, 2006 at 06.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso announces final results of Exchange Offer

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj announced the final results of its previously announced exchange offer for its 7.375% notes due 2011 (CUSIP No. 86210MAA4; ISIN No. US86210MAA45) (the “old notes”). The offers commenced on 14 March 2006, and expired at midnight, New York City time, on 10 April 2006. USD 281 229 000 in principal amount of its old notes (approximately 37.50%) had been validly tendered, and may no longer be withdrawn. At settlement (scheduled for 13 April 2006), Stora Enso will deliver to participating holders the new 6.404% notes due 2016 (CUSIP No. 86210MAB2 and X8662DAV9) (the “new notes”). In addition, holders of notes accepted in the exchange will receive accrued and unpaid interest up to but not including the settlement date and cash in lieu of fractional par amount of new notes, if any.

The new notes have not been and will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Restrictions may apply in other jurisdictions, see the Exchange Offering Memorandum, dated 14 March 2006, for details.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/debt

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel